TRUMID FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Trumid Financial, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 9th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Siracuse, 212-618-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRUMID FINANCIAL, LLC

Index



Report of Independent Registered Public Accounting Firm

To the Management of Trumid Financial LLC,

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Trumid Financial LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

TRUMID FINANCIAL, LLC

Statement of Financial Condition

December 31, 2016 (in thousands)

Assets		
Cash	$	6,159
Receivable from Intermediation Agent		185
Furniture, Equipment and Capitalized Software, Net of Accumulated		
Depreciation and Amortization of $1,535		508
Prepaid Expenses, Other Receivables, and Other Assets		123
Total Assets	**$**	**6,975**
Liabilities and Members' Equity		
Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities (including Accrued		
Compensation)	$	1,772
Total Liabilities	**$**	**1,772**
Commitment and Contingencies (Note 9)		
Members' Equity		
Members' Equity	$	5,203
Total Members' Equity	**$**	**5,203**
Total Liabilities and Members' Equity	**$**	**6,975**

The accompanying notes are an integral part of this financial statement

TRUMID FINANCIAL, LLC

December 31, 2016

Notes to Financial Statement (amounts in thousands)

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Trumid Financial, LLC ("the Company"), a Delaware limited liability company, was established on June 4, 2014 and the month in which it was granted its license as a broker dealer was November 2014. The Company was organized to operate an electronic trading platform for corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of Trumid Holdings, LLC (the "Parent").

The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All trades executed on the Company's electronic trading platform are introduced to and cleared through State Street Global Markets LLC.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is primarily maintained at one major global bank which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at this bank. The Company has not experienced and does not expect to experience any nonperformance by such bank.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Depreciation and Amortization

Equipment, furniture, and software development are carried at cost, less accumulated depreciation, amortization, and impairment losses. The Company uses the straight-line method of depreciation over three years for equipment, life of lease for furniture, and two years for software development costs.

TRUMID FINANCIAL, LLC
December 31, 2016
Notes to Financial Statement (amounts in thousands)

1. Nature of operations and summary of significant accounting policies (continued)

Software Development Costs

The Company capitalizes certain costs associated with the development of software, including among other items, third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over two years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Furniture and Equipment

Furniture and equipment is comprised of the following:

Computer, Software, and Related Equipment	$	540
Office Hardware		274
Furniture		152
Accumulated Depreciation		(458)
Total Equipment, Net	**$**	**508**

Revenue Recognition

The Company's revenue is derived from markups on trades executed on its electronic trading platform. Markups are calculated as a percentage of the dollar volume of bonds where trades have been executed on the Company's electronic trading platform and vary based on the type and maturity of the bond. The Company has an agreement with its clearing broker, a fee schedule which defines the percentage charged by the Company for each trade.

The Company has arrangements whereby it offers incentives designed to increase user participation and activity on the platform. Incentive programs are implemented at the discretion of Trumid management and determined through user feedback and data analytics.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers," which will replace most of the existing revenue recognition guidance in GAAP. The main principal of this ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that the Company expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of both revenue and cash flow arising from customer contracts, including significant judgments and changes in judgments. The ASU allows for both retrospective and prospective methods of adoption. The Company will determine the method of adoption and assess the impact if any this ASU will have on the Company's Financial Statement at a future date. Adoption is required by January 1, 2018.

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-2015, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, which requires management to assess the entity's ability to continue as a going concern at each annual and interim reporting period, and may require additional disclosures. According to the standard, a going concern exists when it is probable that an entity will not meet its obligations within one year from the date the financial statement is issued. An express statement indicating that there is substantial doubt about the company's ability to continue as a going concern is required if substantial doubt is not alleviated by management's plans. Adoption is required for all entities in the first annual period ending after December 15, 2016 and all subsequent interim periods. Earlier application is permitted.

2. Equity Based Compensation

Equity-Based Compensation for Employees

The Company's employees participate in the equity based grants of certain profit interests of the Parent. The Company measures and recognizes compensation expense for all equity-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to Members' Equity.

Profits Interest Award Agreements

During 2016 and 2015, the Company's Parent entered into Profits Interest Award Agreements, which grant Class A-P and Class B-1 membership interests in the Parent. These membership interests represent profits interest ownership in the Parent tied solely to the accretion, if any, in the value of the Parent following the date of issuance of such membership interests. Class A-P and B-1 members participate in any increase in Parent value after the other members receive a return of their invested capital.

The A-P and B-1 awards generally vest either immediately or over a period of one to two years. The Parent granted 0.5 Class A-P awards and 304 Class B-1 awards during the year ending December 31, 2015. The Parent granted 49 class B-1 awards during the year ended December 31, 2016.

Profits Interest Awards are accounted for using the fair value method, which requires the measurement and recognition of compensation expense for all profit interest-based payment awards made to the Company's employees based on estimated fair values. The Parent uses the Black-Scholes model to estimate the fair value of each award.

Accordingly, the Parent determined the fair value of each award on the date of grant using the Black-Scholes model with the following assumptions used for grants issued for the years ending December 31, 2016 and 2015:

Notes to Financial Statement (amounts in thousands)

Price Per Share in Dollars		2016		2015
Weighted Average Current Option Price	$	10.45	$	12.27
Expected Term (in years)		3.0		4.0
Risk-Free Interest Rate		1.47%		1.7%
Expected Volatility		50.0%		50.0%
Expected Dividend Yield		0%		0%

The volatility assumption used in the Black-Scholes model is based on the expected volatility of public companies in similar industries, adjusted to reflect the differences between the Parent and public companies in size, resources, time in industry, and breadth of product and service offerings.

The following is a summary of non-vested profits interest award transactions for the years ended December 31, 2015, and 2016:

Price Per Share in Dollars	Profit Interests Share		Weighted Average Grant Date Fair Value
Outstanding, December 31, 2014	-	$	-
Granted	305		12.27
Vested	(91)		12.27
Forfeited	(7)		12.27
Outstanding, December 31, 2015	207	$	12.27
Granted	49		10.45
Vested	(127)		10.45
Forfeited	(63)		10.45
Outstanding, December 31, 2016	66	$	10.45

During 2015, the Parent modified certain awards to accelerate service vesting in connection with the termination of two employees.

Note 1: New Accounting Standards
During 2016 the FASB issued ASU No 2016-09 Compensation – Stock Compensation that simplifies a number of aspects of Topic 718. Early adoption is permitted but the entity must adopt all amendments at the same time. The Company has elected not to adopt the standard for 2016.

3. Income Taxes

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company is subject to New York City Unincorporated Business tax (“NYC UBT”). The Company currently has operating loss and does not expect to have any taxes owed. The Company accrues all interest and penalties under the relevant tax law as incurred.

Notes to Financial Statement (amounts in thousands)

4. Employee Benefit Plan

All participating employees are eligible to participate in the Ambrose Multiple Employer Retirement Savings Plan.

5. Affiliate Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs, and settled pursuant to the agreement.

There was no amount due to the Parent as of December 31, 2016.

The Company also entered into both an Expense Sharing Agreement and Licensing Fee Agreement with Trumid Technologies, LLC, an affiliate of the Company. The Company and Trumid Technologies, LLC have included features within the Expense Sharing and Licensing Fee Agreements as to how the Company will settle.

6. Due from Intermediation Agent

The Company has an arrangement with State Street Global Markets LLC whereby it receives a share of the markup the Company earns from transaction on its platform. The balance due from State Street Global Markets LLC at December 31, 2016 was $185.

7. Credit Risk

The Company is exposed to the risk that its intermediation agent or its Customers will not perform their obligations. The Company's agreement with its intermediation agent provides that any losses deemed to be due to an error by the trading platform might be an obligation of the Company. The Company has not experienced any such matters.

8. Customer Concentration

No customer accounted for 10% or more of revenues in 2016.

9. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss, if any, to be remote.

10. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $250. As of December 31, 2016 the Company had net capital of $4,387 which exceeded its required net capital by $4,137.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore claims exemption from the provision of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

11. Subsequent Events

On January 25, 2017, Trumid Financial, LLC received a capital contribution from its Parent, Trumid Holdings, LLC, in the amount of $5,000.